

SECU 07001516 SION


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FEB 2 6 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M H Leblang, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton Leblang 212-308-5850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Most & Company, LLP
(Name – *if individual, state last, first, middle name*)

275 Madison Avenue New York, New York 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Most & Company, LLP
Certified Public Accountants

275 Madison Avenue
New York, NY 10016
Tel 212-286-9800
Fax 212-682-5629

February 17, 2007

Board of Directors
M. H. Leblang, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of M. H. Leblang, Inc. (Company), as of December 31, 2006, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Leblang, Inc., as of December 31, 2006, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, items f through g, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York



Most & Company, LLP

M. H. Leblang, Inc.

Statement of Financial Condition

For Year Ended December 31, 2006

Assets		
Current Assets		
Cash	$ 8,768	
Investment in annuity	32,288	
Commissions receivable	72,649	
Prepaid rent	2,839	
Due from officer	106	
Total Current Assets		$ 116,650
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accrued expenses	$ 30,500	
Corporate income taxes payable	3,018	
Total Liabilities		$ 33,518
Stockholder's Equity		
Capital Stock, no par; authorized, issued and outstanding: 200 Shares	$ 5,000	
Retained earnings	67,730	
Other comprehensive income	10,402	
Total Stockholder's Equity		83,132
Total Liabilities and Stockholder's Equity		$ 116,650

See notes to financial statements

M. H. Leblang, Inc.

Statement of Income

For the Year Ended December 31, 2006

Revenues		
Commission income		$ 775,805
Expenses		
Accounting	$ 7,850	
Commission expense	600,378	
Computer expense	650	
Employee benefits	16,514	
Entertainment	13,047	
Gifts	9,072	
Insurance	6,104	
Licenses	7,460	
Miscellaneous	156	
Office expenses	22,599	
Payroll	37,423	
Postage	1,765	
Rent	16,590	
Telephone	2,672	
Travel	6,059	
Utilities	1,459	
Total Expenses		749,798
Income from Operations		26,007
Interest income		827
Loss before income taxes		26,834
Income taxes		8,720
Net Income		18,114
Other comprehensive income Unrealized gain on investment		3,814
Comprehensive income		$ 21,928

See notes to financial statements

M. H. Leblang, Inc.

Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2006

	Common Stock				
	Shares	Amount	Retained Earnings	Other Comprehensive Income	Total
Balance – January 1, 2006	200	$ 5,000	$ 49,616	$ 6,588	$ 61,204
Net Income			18,114		18,114
Unrealized gain on investment in annuity				3,814	3,814
Balance – December 31, 2006	200	$ 5,000	$ 67,730	$ 10,402	$ 83,132

See notes to financial statement

M. H. Leblang, Inc.

Statement of Cash Flow

Year Ended December 31, 2006

Cash flows from Operating Activities	
Net income	$ 18,114
Adjustments to reconcile net loss to net cash	
Used in operating activities	
Charges in assets and liabilities	
Commission receivable	(26,303)
Prepaid income taxes	6,536
Prepaid rent	(148)
Accrued expenses	(1,500)
Income taxes payable	3,018
Net cash used in operating activities	(283)
Cash flows from investing activities	
Decrease in due from officer – net	166
Net increase in cash	(117)
Cash – January 1, 2006	8,885
Cash – December 31, 2006	$ 8,768

See notes to financial statements

M. H. Leblang, Inc.

Notes to Financial Statement

1. **Operations and Organization**

M. H. Leblang, Inc. (Company) is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers. The company is exempt from SEC rule 15c3-3.

The Company derives their revenues from commissions earned primarily from the sales of life insurance, mutual funds and annuities.

The Company was incorporated in 1966 in the State of New York.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The financial statements include all the accounts of the Company.

Investment in annuity
Investment in annuity is reported at fair value.

Commission Income
Commission income and related expenses are recognized on the effective date of the underlying transaction.

Financial Instruments
The carrying amounts of financial instruments, including cash, commission receivable, due from officer and accrued expenses, approximate their fair values because of their relatively short maturities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3. **Investment in Annuity**
As of December 31, 2006, investment in annuity consisted of an annuity contract, with underlying equity mutual funds, and a cost basis of $21,886. Management has classified the investment as available-for-sale and unrealized gains have been excluded from net loss and reported in comprehensive income.

4. **Due from Officer**
Due from officer of the Company was due on demand, without interest, and was repaid in 2007.

5. **Net Capital Requirements**
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2006, the Company had net capital of $58,301 which was $53,301 in excess of its required net capital of $5,000. The Company's net capital ration was 11.66 to 1.

M. H. Leblang, Inc.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission

Year Ended December 31, 2006

Total stockholder's equity		$	83,132
Less: non allowable items			
Prepaid rent	(2,839)		
Due from officer	(106)		
Investment annuity	(32,288)		
Unrealized gain on investment	10,402		(24,831)
Net capital		$	58,301
Net capital required		$	5,000

See notes to financial statements.

M. H. Leblang, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of
The Securities and Exchange Commission

Year Ended December 31, 2006

None

See notes to financial statements.

M. H. Leblang, Inc.

Information Relating to Possession or

Control Requirements Under Rule 15c3-3 of

The Securities and Exchange Commission

Year Ended December 31, 2006

None Required

See notes to financial statements.

M. H. Leblang, Inc.

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

Year Ended December 31, 2006

None

See notes to financial statements.

M. H. Leblang, Inc.

Reconciliation of the Computation of Net Capital
Under Rule 15c3-1 and the
Computation for Determination of Reserve Requirements
Under Exhibit A of Rule 15c3-3 of
The Securities and Exchange Commission

December 31, 2006

Net capital – Part 11A		$ 30,916
Accrued Commission Income	$ 45,001	
Annuity	10,508	
Due from Officer	(106)	
Accrued Commission Expense	(25,000)	
Income Taxes	(3,018)	27,385
Net Capital – Part III		$ 58,301

See notes to financial statements

OATH OR AFFIRMATION

I, Milton Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M H Leblang, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Most & Company, LLP
Certified Public Accountants

275 Madison Avenue
New York, NY 10016
Tel 212-286-9800
Fax 212-682-5629

February 17, 2007

Board of Directors
M H Leblang, Inc.
300 East 56th Street, #6F
New York, NY 10022

In planning and performing our audit of the financial statements and supplemental schedules of M H Leblang, Inc. (Company), as of and for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above, except for the following matter involving the accounting system and its operation. This matter was considered in determining the nature, timing and extent of the procedures performed on our audit of financial statements of M. H. Leblang, Inc., as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 17, 2007.

The material weakness which was discovered involved inadequate controls to assure the proper recording of accrued commission income and accrued commission expense as of each reporting date. During our audit, the Company determined the correct accruals and adjusted their financial statements. In addition, the Company is adding procedures to prevent a reoccurrence of this matter.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives, except for the matter discussed above, which has been corrected.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York



Most & Company, LLP

END